3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Brian Katz

direct dial: 215.981.4193

direct fax: 877.767.8438

katzb@pepperlaw.com

March 16, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Johnny Gharib, Esq., Staff Attorney

Re:

IGI Laboratories, Inc.

Comments to Registration Statement on Form S-3 filed on December 28, 2010
Commission File No. 333-171446

Ladies and Gentlemen:

On behalf of IGI Laboratories, Inc. (the “Company”), in connection with the Company’s Registration Statement on Form S-3 No. 333-171446 (the “Registration Statement”), we respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 7, 2011 (the “Comment Letter”) and subsequent telephonic discussions between the Staff and us which occurred on March 7, 2011 and March 16, 2011. For convenience of reference, we have recited your comments in bold face type and have followed the comments with the related Company response thereto.

1. We note your response to our comments 4-14 from our letter dated January 19, 2011. However, we also note that you provided information relating solely to the March 29, 2010 private placement. Please provide the disclosure requested in comments 4, 5 and 8 from our January 19, 2011 letter for the combined offering of 18,413,720 shares by the Life Science Opportunities Funds (which includes the shares offered pursuant to the prior registration statement filed December 4, 2009 and the most recent registration statement).

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Securities and Exchange Commission

March 16, 2011

Comment 4 from January 19, 2011 Letter

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

The Company has added the following disclosure on page 1 of Amendment No. 2 in response to the Staff’s comment:

“On March 13, 2009, we completed a $6,000,000 private placement with Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P. (the “Life Science Opportunities Funds”), which we refer to as the March 2009 Private Placement, pursuant to which the Life Science Opportunities Funds were issued 202.9 shares of our Series B-1 Convertible Preferred Stock, $4,782,600 in secured convertible promissory notes, a preferred stock purchase warrant to purchase 797.1 shares of our non-voting Series B-2 Preferred Stock and a warrant to purchase 350,000 shares of our common stock. At our annual meeting of stockholders held on May 15, 2009, our stockholders approved the March 2009 Private Placement. Immediately upon stockholder approval, the $4,782,600 aggregate principal amount of secured convertible promissory notes, together with accrued and unpaid interest, were converted into an aggregate of 803.979 shares of our Series B-1 Convertible Preferred Stock and the warrant to purchase 797.1 shares of non-voting Series B-2 Preferred Stock was cancelled. Pursuant to our Registration Statement on Form S-3 declared effective on February 9, 2010 (Reg. No. 333-163524), which we refer to as the 2010 Registration Statement, we registered 17,251,597 shares of common stock issuable upon conversion of the Series B-1 Convertible Preferred Stock issued to the Life Science Opportunities Funds in the March 2009 Private Placement (including shares of common stock issuable upon conversion of accrued dividends thereon). The dollar value of the securities we are registering on this registration statement for the benefit of the Life Science Opportunities Funds, together with the securities registered for the benefit of the Life Science Opportunities Funds on the 2010 Registration Statement is $10,807,791, calculated based on the 1,162,123 shares of common stock to be registered herein for resale on behalf of the Life Science Opportunities Funds, multiplied by $0.69, the closing price of the Company’s common stock on March 29, 2010 (the date of the closing of the March 2010 Private Placement) as quoted on NYSE Amex, plus the 17,251,597 shares of common stock registered on behalf of the Life Science Opportunities Funds on the 2010 Registration Statement multiplied by $0.58, the closing price of the Company’s common stock on March 13, 2009 (the date of the closing of the March 2009 Private Placement) as quoted on NYSE Amex.

Comment 5 from January 19, 2011 Letter

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with

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March 16, 2011

whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible preferred stock in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible preferred stock.

The Company has revised page 14 of Amendment No. 2 to disclose the net proceeds received by the Company as a result of the two offerings.

The following table discloses the net proceeds to the Company from the sale of the convertible preferred stock and the total possible payments to all selling stockholders and their affiliates in the first year following the sale of the convertible preferred stock for the March 2010 Private Placement, the March 2009 Private Placement and the two private placements combined:

	March 2010 Private Placement	March 2009 Private Placement	Combined Private Placements
	$ Amount	$ Amount	$ Amount
Net proceeds to the Company from the offering	$1,517,156	$5,279,000	$6,796,156
Cash payments to the placement agent in connection with the convertible preferred stock transaction (such amount is already reflected in net proceeds to the Company from the offering set forth above)	--	$350,000	$350,000
Accrued Dividends on the convertible preferred stock during the first year following the convertible preferred stock transaction	$77,500	$261,260	$338,760

Comment 8 from January 19, 2011 Letter

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

Securities and Exchange Commission

March 16, 2011

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 5;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 6 and 7.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 5 and the total possible discount to the market price of the shares underlying the convertible preferred stock as disclosed in response to comment 6 divided by the net proceeds to the issuer from the sale of the convertible preferred stock.

The Company has added the following revised disclosure on page 14 of Amendment No. 2 in response to the Staff’s comment:

“The following table discloses, among other things, the proceeds to us as a result of the private placements after giving effect to any payments that may be required to be made by us in the year following the private placements:

	March 2010 Private Placement	Combined Private Placements (1)
Gross proceeds	$1,550,000	$7,550,000
Accrued dividends on Preferred Stock during the year following the private placement	$77,500	$338,760
Expenses incurred in connection with the private placement	$32,800	$753,800
Resulting net proceeds to the Company	$1,439,700	$6,457,440
The total possible profit that could have been realized as of the date of issuance by the selling stockholders (2)	--	$2,564,393
Percentage calculation (3)	5.38%	44.96%

(1)  This column reflects information from the March 2010 Private Placement and the March 2009 Private Placement on a combined basis.

(2)  Such amount was calculated by multiplying (i) the shares of common stock issuable upon conversion of the Series B-1 Convertible Preferred Stock (14,734,667) plus the shares of common stock issuable upon exercise of the warrant granted to the placement agent (350,000), and (ii) the fair market value of our common stock at the closing of the private placement ($0.58)

Securities and Exchange Commission

March 16, 2011

less the conversion price of the Series B-1 Convertible Preferred Stock and the exercise price of the warrant ($0.41). Such calculation assumes that holders of Series B-1 Convertible Preferred Stock could have converted their shares into 14,734,667 shares of common stock on the date of issuance.

(3)  Such amount represents the percentage of the total possible payments that may be required to be made by us in the year following the private placement plus the total possible profit that could have been realized as of the date of issuance by the selling stockholders divided by the net proceeds to us after the expenses of the offering from the private placement.”

2. We note your response to our prior comment 11. Please revise your registration statement to disclose that based on information received from each selling stockholder, none of the selling stockholders have an existing short position in the company’s common stock.

The Company advises the Staff that it has added disclosure in response to the Staff’s comment on page 20 to disclose that based on information received from each selling stockholder, none of the selling stockholders have an existing short position in the company’s common stock.

3. We note your response to our prior comment 14. Please revise your footnotes to the selling stockholders table to disclose the natural person who exercises the sole or shared voting and/or dispositive powers with respect to shares to be offered by the Katherine U. Sanders 2003 Children’s Trust and LEBA Investments, LP.

The Company advises the Staff that it has revised the footnotes to the selling stockholders’ table to disclose the natural person who exercises the sole or shared voting and/or dispositive powers with respect to shares to be offered by the Katherine U. Sanders 2003 Children’s Trust and LEBA Investments, LP.

Securities and Exchange Commission

March 16, 2011

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,

/s/ Brian Katz

Brian Katz

cc:

Charles Moore

Joyce Erony

Justine Kostka